AMENDMENT TO RIGHTS AGREEMENT

          AMENDMENT dated as of March 8, 1995 (this "Amendment") of an Amendment and Restatement of a Rights Agreement date as of August 8, 1989 (as amended to date, the "Agreement") between CBI Industries, Inc., a Delaware corporation (the "Company"), and First Chicago Trust company of New York, a New York corporation (the "Rights Agent"). terms used but not defined in this Amendment shall have the meaning set forth in the Agreement.

                            W I T N E S S E T H

          WHEREAS, on March 4, 1986, the Board authorized and declared a dividend distribution of one Right for each share of Common Stock outstanding on the Record Date, and contemplates the issuance of one Right (subject to adjustment ) for each share of Common Stock of the Company issued (whether from the treasure or as an initial issuance) between the Record Date and the distribution Date and in certain circumstances thereafter, each Right representing the right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company having the rights, powers and preferences set forth in the Certificate of Designation, Preferences and Rights attached as Exhibit A to the Agreement;

          WHEREAS, the Board previously authorized, and the Company and the Rights Agent executed, and amendment to the Agreement dated December 20, 1994; and

          WHEREAS, the Board has determined that it is advisable and in the best interest of the Company and its stockholders that the Agreement be amended as set forth in this Amendment;

          NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

          1. Paragraph 1.1 of Section 1 of the Agreement is hereby amended to add to the end there of the following sentence:

          "Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an "Acquiring Person", as defined pursuant to the foregoing provisions of this paragraph 1.1, has become such inadvertently, as such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph 1.1, then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement."

          2. The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this amendment. The rights Agent shall not be under any responsibility in respect of the validity of this Amendment or the execution and delivery hereof (except the due execution hereof by the Rights Agent).

          3.   The term "Agreement" as used in the Rights
Agreement shall be deemed to refer to the Rights Agreement as amended by this Amendment.

          4. Except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

          5. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute on and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:                                 CBI INDUSTRIES, INC.



By:      /s/ Charlotte C. Toerber
     By:        /s/ John E. Jones
Name:  Charlotte C. Toerber                  Name:    John E.
Jones
Title:     Secretary                         Title:
Chairman, President & CEO


Attest:                                 FIRST CHICAGO TRUST
COMPANY
                                   OF NEW YORK



By:        /s/ Albert Diorio
     By:      /s/ Ralph Persico
Name:      Albert Diorio                     Name:    Ralph
Persico
Title:     Assistant Vice President               Title:
Customer Service Officer